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February 11, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino Jan Woo Larry Spirgel Melissa Kindelan Kathleen Collins
Re:	Roblox Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed January 8, 2021 File No. 333-250204

Ladies and Gentlemen:

On behalf of our client, Roblox Corporation (“Roblox” or the “Company”), we submit this letter in response to comment 2 from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated January 15, 2021, relating to the above referenced Registration Statement on Form S-1/A filed on January 8, 2021 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and an amendment to the Registration Statement (the “Amended Registration Statement”). Defined terms used herein have the meanings ascribed to them in the Amended Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement), all page references herein correspond to the Amended Registration Statement.

Amendment to Registration Statement on Form S-1

Note 1. Overview and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

February 11, 2021

2.

Based upon your response letters dated November 12, 2020 and December 1, 2020, and a telephone conversation on December 15, 2020, we are unable to concur with your conclusion that you provide a significant service of integrating the virtual currency, associated virtual goods, and online experience (e.g., social graphs, chat function) to create one persistent output for the user. Therefore, based on the information provided, we do not believe that you should recognize revenue over a 23 month estimated user life for a combined performance obligation to provide an enhanced integrated gaming experience that includes access to the games and experiences on the Platform, holding and using virtual currency, and acquiring, using, and holding virtual goods. Please reconsider your conclusions and revise your registration statement and financial statements as appropriate.

The Company acknowledges the Staff’s objection. In response to the Staff’s comment, the Company has revised the disclosure on pages F-11-12 and F-17-23 of the Amended Registration Statement related to the identification of its performance obligation, and the corresponding the financial statement figures in the Amended Registration Statement to reflect the restatement of its historical financial statements. The Company has updated its accounting policy to reflect that the Company’s performance obligation to its customers is to provide them with the ability to acquire, use, and hold virtual items on the Roblox Platform over the period for which the virtual items are available to the user, and have updated the disclosures accordingly (see Note 1).

The satisfaction of the Company’s performance obligation is dependent on the nature of the virtual item purchased and, as a result, the Company categorizes its virtual items as either consumable or durable as follows:

•

Consumable virtual items represent items that can be consumed by a specific user action. Common characteristics of consumable virtual items may include items that are no longer displayed on the user’s inventory after a short period of time or do not provide the user any continuing benefit following consumption. For the sale of consumable virtual items the Company recognizes revenue as the items are consumed.

•

Durable virtual items represent items which result in a persistent change to a user’s character or item set (e.g., virtual hat, pet, or house). These items are generally available to the customer to hold, use, or display for as long as they are on the Roblox Platform. The Company recognizes revenue from the sale of durable virtual items ratably over the estimated period of time the items are available to the user.

To separately account for consumable and durable virtual items, the Company specifically identifies each purchase for most of the virtual items purchased on the Roblox Platform. For the remaining population, the Company estimates the amount of consumable and durable virtual items purchased based on data from specifically identified purchases and the expected behavior of the users within similar experiences.

Securities and Exchange Commission

February 11, 2021

In response to Staff’s questions from the conference call held on February 4, 2021, the Company respectfully advises the Staff that the Company considered the nature of the underlying virtual item to determine the estimated period of when durable virtual items are made available to the user. The Company acknowledges that some durable virtual items that are purchased on the Roblox Platform can only be used by a user within an individual experience while others persist across the entire Roblox universe. However, the Company’s performance obligation is to provide its customers the ability to acquire, use, and hold virtual items on the Roblox Platform over the period for which the virtual items are available to the user and that performance obligation is the same when the virtual item can only be used within an individual experience. When a durable virtual item is purchased, that virtual item is part of the user’s inventory on the Roblox Platform, and the Company has a stand-ready obligation to ensure the virtual item is available to the customer on a when-and-if-needed basis (whether to be used on or with the user’s avatar or in an individual experience). That stand-ready obligation is associated with the overall Roblox Platform, which is comprised of millions of experiences and avatar-related items. The Company’s user agreement provides users with access to the Roblox Platform, not any specific experience, and when a customer makes a purchase of a durable virtual item, the Company maintains that virtual item on the Roblox Platform so that it is available to the customer when they decide to use it. Accordingly, the Company believes its revenue recognition should reflect the period over which the Company stands ready to make that virtual item available to the customer.

In determining the estimated period to provide users with the ability to acquire, use, and hold virtual items on the Roblox Platform, the Company calculated the estimated period of time based on the estimated average lifetime of a user within the Roblox universe, based on the following factors:

•

While certain virtual items are only available in individual experiences, as described above, the Company is implicitly obligated to provide access to the virtual item on the Roblox Platform for as long as they are playing on Roblox (estimated average lifetime of a paying user on the Roblox Platform). That is, the Company has a stand-ready obligation to maintain the Roblox Platform to allow the customer to hold, use, and benefit from the virtual item for as long as they access the Roblox Platform even if the virtual item is only available in one experience on the Roblox Platform.

•

Based on preliminary analysis conducted on a sample of experiences, the weighted average user lifetime on individual experiences is consistent with that for the Roblox Platform. This is due to the fact that paying users visit an average of 35 different experiences each month, and will revisit the same experiences over such user’s average lifetime.

•	The average life of experiences on the Roblox Platform significantly exceeds the average lifetime of a paying user on the Roblox Platform.

•

Individual experiences within the Roblox universe are only removed from the Roblox universe for violations of Roblox’s terms of service which prohibit inappropriate behavior, items, scams, etc. The amount of durable virtual items purchased by users that is subsequently removed from the Roblox Platform is immaterial.

Securities and Exchange Commission

February 11, 2021

Based on the factors above, the Company concluded that it was appropriate to use the estimated average lifetime of a user on the Roblox Platform as a basis for the estimated period of time that all durable virtual items are made available to the user (and therefore the period over which the Company’s stand-ready performance obligation is satisfied related to the sale of durable virtual items).

* * * *

Securities and Exchange Commission

February 11, 2021

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 565-3596 or mcoke@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Michael Coke
Michael Coke

cc:	David Baszucki, Roblox Corporation
Michael Guthrie, Roblox Corporation
Mark Reinstra, Roblox Corporation
Edwin Hormozian, Deloitte & Touche LLP
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.
Kevin Kennedy, Simpson Thacher & Bartlett LLP